Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company:  Canadian National Railway Company
                                                   Commission File No. 333-94399

[CN LOGO]                                                           [BNSF LOGO]


                         Our guarantee to rail shippers

Over the past six weeks, we have been talking with customers about the proposed combination of our two railroads. Customers have been telling us that they do not want service problems or a loss of route options such as those that followed the UP-SP merger and the breakup of Conrail.

The CN-BNSF combination is unlike previous mergers or breakups. We are confident we will deliver for you. The CN-BNSF combination will set a new standard for service and competition in the railroad industry. We're doing more than asking you to trust us.

                                We guarantee it

Guaranteed Service Levels -- We will guarantee your service levels will be the same or better. If our performance doesn't measure up, we will make it right in a way that's right for you.

Guaranteed Route Options -- Existing gateways will remain open. Today's routes will remain available to you. A service alternative for the very few two-to-one shippers will be assured.

You've probably heard from the other railroads. Don't be fooled by their claims. They don't like the CN-BNSF combination because it means better service for you and more competition for them.

We believe our prior mergers have worked for our customers, and this combination will too. Learn the facts. You'll like what you hear. And you'll want the benefits as soon as possible.

Your CN or BNSF Account or Market Manager will be talking to you about these guarantee programs and what our combination means for you.

                             It's all about service

James M. Foote                                     Charles L. Schultz
Senior Vice President                              Executive Vice President
Sales and Marketing                                Chief Marketing Officer
Canadian National                                  Burlington Northern Santa Fe


                                                               February 11, 2000
                                   ----------

Investors are urged to read the joint proxy statement/circular/prospectus related to the CN/BNSF combination that was filed with the United States Securities and Exchange Commission (SEC) on Form F-4, together with any amendments to it, as it contains important information. Investors can obtain this and any other documents filed with the SEC without charge at the Internet web site of the SEC (www.sec.gov). Other filings made by CN on Forms 40-F and 6-K may be obtained for free from the CN Corporate Secretary's office at (514) 399-6569. Other filings made by BNSF on Forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office at (817) 352-6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12.